Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES

TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Years Ended December 31
	2017	2016	2015	2014		2013
Earnings Available for Fixed Charges
Income (loss) from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$(2,677)	(5,586)	(7,296)	9,321		14,387
Distributions received greater than equity losses (undistributed equity earnings)	(232)	299	101	77	*	(822)
Fixed charges, excluding capitalized interest**	1,338	1,546	1,192	901		787

	$(1,571)	(3,741)	(6,003)	10,299		14,352

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$1,098	1,245	920	648		612
Capitalized interest	119	157	294	488		667
Interest portion of rental expense	64	129	70	114		75

	$1,281	1,531	1,284	1,250		1,354

Ratio of Earnings to Fixed Charges***	—	—	—	8.2		10.6

*	Includes a significant distribution from a Canadian joint venture.
**	Includes amortization of capitalized interest totaling approximately $176 million in 2017, $172 million in 2016, $202 million in 2015, $139 million in 2014, and $101 million in 2013.
***	Earnings for the years ended December 31, 2017, 2016, and 2015, were inadequate to cover fixed charges by $2,852 million, $5,272 million, and $7,287 million, respectively.